Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

CONNECTED TRANSACTION

FORMATION OF PARTNERSHIP

The Board announces that the Company, as the limited partner, intends to enter into the Special Fund Partnership Agreement and its Supplemental Agreement with Fund GP, as the general partner, for the formation of the Special Fund Partnership. The total capital amount of the Special Fund Partnership shall be RMB5.6 billion, all of which shall be contributed by the Company. Following the establishment of the Special Fund Partnership, the Special Fund Partnership and Baidu, Inc., each as a limited partner, will enter into the Baidu Fund Partnership Agreement with Fund GP, as the general partner, for the formation of the Baidu Fund Partnership. The total capital of the Special Fund Partnership will be invested in the Baidu Fund Partnership.

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. As CLIC will, through its wholly-owned subsidiaries, indirectly hold 40% equity interest in the Management Company, each of the Management Company and UGP, a wholly-owned subsidiary of the Management Company, will be an associate of CLIC, and therefore a connected person of the Company. UGP will be the general partner of Fund GP and have control over Fund GP by virtue of its power to make investment decisions for and on behalf of Fund GP. Hence, Fund GP may also be regarded as a connected person of the Company. As such, the Transaction will constitute a connected transaction of the Company under Chapter 14A of the Listing Rules. Given that one or more of the applicable percentage ratios in respect of the Transaction are more than 0.1% but less than 5%, the Transaction is subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

Given that all applicable percentage ratios in respect of the management fees payable to the Management Company, the Manager of the Baidu Fund Partnership, are less than 0.1%, the arrangement for the payment of management fees is exempt from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

Commission File Number 001-31914

BACKGROUND

The Board announces that the Company, as the limited partner, intends to enter into the Special Fund Partnership Agreement and its Supplemental Agreement with Fund GP, as the general partner, for the formation of the Special Fund Partnership. The total capital amount of the Special Fund Partnership shall be RMB5.6 billion, all of which shall be contributed by the Company. Following the establishment of the Special Fund Partnership, the Special Fund Partnership and Baidu, Inc., each as a limited partner, will enter into the Baidu Fund Partnership Agreement with Fund GP, as the general partner, for the formation of the Baidu Fund Partnership. The total capital of the Special Fund Partnership will be invested in the Baidu Fund Partnership.

DETAILS OF THE TRANSACTION

Principal Terms of the Special Fund Partnership Agreement and its Supplemental Agreement

Parties

•	General partner and managing partner: Fund GP

•	Limited partner: the Company

Capital Contribution and Payment

The total capital amount of the Special Fund Partnership shall be RMB5.6 billion, all of which shall be contributed by the Company. Fund GP, as the general partner of both of the Special Fund Partnership and the Baidu Fund Partnership, shall issue a demand note to the Company for its payment of the capital contribution when and only when it issues a demand note to the limited partners of the Baidu Fund Partnership for their payment of the capital contribution.

The above capital contribution to be made by the Company was determined by the Company based on its asset allocation requirement, and will be funded by its internal resources.

Investment Targets of the Special Fund Partnership

Unless unanimously approved by the partners, the capital of the Special Fund Partnership shall be invested in the Baidu Fund Partnership only.

Term of the Special Fund Partnership

Unless terminated or extended in accordance with the Special Fund Partnership Agreement, the Special Fund Partnership shall have a term from the date of its establishment (i.e. the date on which its business license is obtained) until the eleventh anniversary day of the Initial Closing Date.

Commission File Number 001-31914

Management of the Special Fund Partnership

The general partner shall serve as the managing partner, who shall be responsible for the executive functions and investment operations of the Special Fund Partnership. The general partner will appoint an independent third party to serve as the manager to provide investment management services to the Special Fund Partnership. The general partner will, on behalf of the Special Fund Partnership, enter into a management agreement with the manager, and the arrangement for the payment of management fees will be specified therein.

Profit Distribution and Loss Sharing

Within three working days of its receipt of the profits distributed by the Baidu Fund Partnership, the Special Fund Partnership shall make payment of such profits to the Company after deduction of relevant expenses.

The Company, as the limited partner, shall be liable for the debts of the Special Fund Partnership up to the amount of its capital contribution.

Principal Terms of the Baidu Fund Partnership Agreement

Parties

•	General partner and managing partner: Fund GP

•	Limited partners: the Special Fund Partnership and Baidu, Inc.

Capital Contribution and Payment

On the Initial Closing Date, the total capital amount of the Baidu Fund Partnership is expected to be no more than RMB7 billion, of which RMB5.6 billion shall be contributed by the Special Fund Partnership and RMB1.4 billion shall be contributed by Baidu, Inc.

The capital contribution of the limited partners shall be paid in cash by five installments as follows:

•

Payment for the initial capital contribution: on or before the Initial Closing Date, each of the limited partners shall pay 30% of its capital contribution as the initial capital contribution in accordance with the demand note issued by the general partner.

•

Payment for the subsequent four installments of capital contribution: after payment for the initial capital contribution, each of the limited partners shall pay 17.5% of its capital contribution as each of the subsequent installments of capital contribution in accordance with the demand note issued by the general partner.

Commission File Number 001-31914

Investment Targets and Restrictions of the Baidu Fund Partnership

The Baidu Fund Partnership will primarily make equity investment or quasi equity investment in private equity projects at the middle to later stages (including equities of unlisted enterprises established or operated in, or having significant association with, the PRC, or shares or similar interests issued by listed enterprises by way of non-public offering) in the internet sector, including internet, mobile internet, artificial intelligence, internet finance, consumption upgrade, and internet+.

The Baidu Fund Partnership shall not participate in any short-term arbitrage or speculative transactions, such as sale and purchase of tradable shares, trust products with an investment rating of less than “Investment Grade”, non-principal protected wealth management products, insurance schemes and other financial derivatives in the securities trading markets, but such transactions do not include: (i) any securities transactions conducted by the Baidu Fund Partnership when it exits from its investment projects; (ii) any investment in equities of the companies listed on the National Equities Exchange and Quotations or regional assets and equity exchanges; and (iii) any possible securities transactions conducted in the ordinary course of business, such as purchase of listed shares from non-retail investors by means of block trade, transfer by agreement or any other means permitted under the laws of the PRC or by the relevant securities regulatory authorities, and subscription of listed shares in private placement or placing transactions, provided, however, that the cumulative amount of investment in such transactions shall not exceed 10% of the total capital amount of the Baidu Fund Partnership. In addition, the Baidu Fund Partnership shall not directly invest in nor hold any real property other than for self-use purpose.

Term of the Baidu Fund Partnership

Unless terminated or extended in accordance with the Baidu Fund Partnership Agreement, the Baidu Fund Partnership shall have a term from the date of its establishment (i.e. the date on which its business license is obtained) until the tenth anniversary day of the Initial Closing Date. The investment period of the Baidu Fund Partnership shall be six years from the Initial Closing Date.

Management of the Baidu Fund Partnership

The general partner shall serve as the managing partner, who shall be responsible for the executive functions and investment operations of the Baidu Fund Partnership. The general partner will appoint the Management Company to serve as the Manager to provide services in relation to investment management, administrative management and day-to-day operation and management to the Baidu Fund Partnership. The Baidu Fund Partnership shall pay management fees to the Manager for such services provided to it by the Manager, and the management fees shall be borne by all the limited partners. During the period from the Initial Closing Date to the expiry date of the investment period, the amount of annual management fees to be borne by the Special Fund Partnership, as an initial limited partner of the Baidu Fund Partnership, shall equal to 0.5% of its capital contribution. Thereafter, the rate of the annual management fees shall be reduced year on year and such rate for each year shall be set at 90% of the rate of the management fees of the preceding year. The annual management fees shall be paid by the Baidu Fund Partnership to the Manager every six months.

Commission File Number 001-31914

The Baidu Fund Partnership shall establish an advisory committee consisting of members to be appointed by the limited partners. The general partner shall determine the number of members of the advisory committee and appoint a member and convener of the advisory committee with no voting right. The main duties and responsibilities of the advisory committee include voting for or against transfers by the general partner of its partnership interests to non-affiliates, dealing with matters submitted by the general partner involving conflicts of interest and connected transactions, granting exemption with respect to matters submitted by the general partner involving investment restrictions, and giving recommendations and advice to the general partner with respect to matters associated with investment projects of the Baidu Fund Partnership.

The Baidu Fund Partnership shall establish an investment decision committee consisting of members to be appointed by the general partner. The investment decision committee shall be responsible for making decisions on the investment in and exit from the projects of the Baidu Fund Partnership.

Profit Distribution and Loss Sharing

Profit Distribution

The funds of the Baidu Fund Partnership available for distribution from its investment projects shall be preliminarily divided among all the partners in proportion to their respective share of investment costs in such investment projects, and shall be distributed to the Special Fund Partnership and Baidu, Inc. (as initial limited partners of the Baidu Fund Partnership) in the following order:

(a)

the investment costs shall be returned to the limited partners, until such limited partners have recovered (with respect to the investment projects from which they have exited and the portion of permanent write-downs in the investment projects from which they have not exited): (i) the cumulative capital contributions that were paid by the limited partners but have not been returned, and (ii) the preparation and construction costs, management fees and other expenses that were borne by the limited partners but have not been returned;

(b)

the balance (if any) shall be distributed to the limited partners, until such limited partners have obtained the preferred returns calculated at a compound rate of 8% per annum based on the distribution amount under item (a) above;

(c)

the balance (if any) shall be distributed to the general partner, until the cumulative amount it has received accounts for 15% of the aggregate distribution amount under item (b) above and this item (c);

(d)	any balance shall be distributed between the limited partners and the general partner at the ratio of 85:15.

Commission File Number 001-31914

Loss Sharing

Any loss incurred by the Baidu Fund Partnership in connection with its investment projects shall be shared by all the partners participating in such projects in proportion to their share of investment costs, and other losses and debts of the Baidu Fund Partnership shall be shared by all the partners in proportion to their respective capital contributions, provided, however, that the limited partners shall be liable for the debts of the Baidu Fund Partnership up to the amount of their respective capital contributions, and the general partner shall bear unlimited joint and several liability for the debts of the Baidu Fund Partnership.

REASONS FOR AND BENEFITS OF THE TRANSACTION

The Transaction is a rare opportunity for the in-depth cooperation for investment between the Company and Baidu, Inc., an internet giant. Baidu, Inc. has extensive resources in quality projects and abundant reserve of technical talents in the TMT industry, whereas the Company has profound influence and strong appeal in the financial insurance industry, which can provide powerful support for funds raising and investment. The Transaction may broaden the sources of projects available for the direct investment by the Company, which enables it to obtain the opportunities of direct and indirect asset allocation in the most innovative and energetic sectors such as TMT. In addition, the Transaction will be conducive for the Company to cultivate its own professional investment teams and enhance its investment capability, which will lay a sound foundation for the market development of the Company’s future equity investment.

The Directors (including the independent non-executive Directors) are of the view that the Transaction is conducted by the Company in its ordinary and usual course of business, on normal commercial terms, is fair and reasonable and in the interests of the Company and its shareholders as a whole. As each of Mr. Yang Mingsheng, Mr. Wang Sidong, Mr. Liu Huimin and Mr. Yin Zhaojun may be regarded as having an interest in the Transaction, they have abstained from voting on the resolution in respect of the Transaction at the meeting of the Board.

RISKS OF THE TRANSACTION

The risks of the Transaction mainly include industry risk, investment risk and operating risk, the details of which are as follows:

•

Industry risk: the Baidu Fund Partnership primarily invests in the pan internet and TMT sectors, which are the emerging and innovative sectors and have certain industry risks as compared to the traditional industries.

•

Investment risk: the investment strategy or returns of the Baidu Fund Partnership may derivate from the expectation of investors. In addition, Baidu, Inc. may exert its influence on the investment management team of the Baidu Fund Partnership.

•

Operating Risk: the candidates to be appointed to the investment management team, as well as the stability and incentive mechanism of such team, may have an impact on the operation of the Baidu Fund Partnership.

Commission File Number 001-31914

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. As CLIC will, through its wholly-owned subsidiaries, indirectly hold 40% equity interest in the Management Company, each of the Management Company and UGP, a wholly-owned subsidiary of the Management Company, will be an associate of CLIC, and therefore a connected person of the Company. UGP will be the general partner of Fund GP and have control over Fund GP by virtue of its power to make investment decisions for and on behalf of Fund GP. Hence, Fund GP may also be regarded as a connected person of the Company. As such, the Transaction will constitute a connected transaction of the Company under Chapter 14A of the Listing Rules. Given that one or more of the applicable percentage ratios in respect of the Transaction are more than 0.1% but less than 5%, the Transaction is subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

Given that all applicable percentage ratios in respect of the management fees payable to the Management Company, the Manager of the Baidu Fund Partnership, are less than 0.1%, the arrangement for the payment of management fees is exempt from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers personal insurance businesses, including life insurance, health insurance and accident insurance businesses, reinsurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as all types of personal insurance services, consulting business and agency business, sales of securities investment fund, and other businesses permitted by the CIRC.

Baidu, Inc., established in January 2000, is the largest Chinese search engine in the world and one of the three giants in the internet industry in the PRC. The principal businesses of Baidu, Inc. include search engine, navigation service, social service, games and entertainment, mobile device service, and software tools, etc. Baidu, Inc. was listed on NASDAQ in 2005.

The Management Company is a company to be established under the laws of the PRC with limited liability, which will be owned as to 40% by CLIC indirectly through its wholly-owned subsidiaries and as to 60% by Baidu, Inc. indirectly through its wholly-owned subsidiaries. The Management Company will be primarily engaged in investment management and asset management.

Fund GP is a limited partnership to be established under the laws of the PRC, the general partner of which will be UPG, a wholly-owned subsidiary of the Management Company. Fund GP will be primarily engaged in investment management and asset management.

Commission File Number 001-31914

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“associate”	has the meaning given to it under the Listing Rules

“Baidu Fund Partnership”	a limited partnership to be established under the laws of the PRC

“Baidu Fund Partnership Agreement”	the partnership agreement of the Baidu Fund Partnership to be entered into by the Special Fund Partnership and Baidu, Inc., each as a limited partner, with Fund GP, as the general partner

“Baidu, Inc.”	Baidu, Inc., a company established under the laws of the Cayman Islands with limited liability, the shares of which are listed on NASDAQ, and an independent third party

“Board”	the board of Directors of the Company

“CIRC”	China Insurance Regulatory Commission

“CLIC”

(China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC, and the controlling shareholder of the Company holding approximately 68.37% of the issued share capital of the Company

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“connected person”	has the meaning given to it under the Listing Rules

“controlling shareholder”	has the meaning given to it under the Listing Rules

“Directors”	the directors of the Company

“Fund GP”	a limited partnership to be established under the laws of the PRC, the general partner of which will be UGP

“general partner”	the partner in a partnership with unlimited joint and several liability, being Fund GP with respect to the Special Fund Partnership and the Baidu Fund Partnership

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

Commission File Number 001-31914

“independent third party”	to the best of the Directors’ knowledge having made all reasonable enquiries, any third party independent of the Company and its connected persons

“Initial Closing Date”

the date designated by the general partner on which the initial investors (being the Special Fund Partnership and Baidu, Inc.) are accepted as the limited partners of the Baidu Fund Partnership following its establishment

“limited partner(s)”

the partner(s) in a partnership with limited liability up to the amount of its/their capital contribution(s), being the Company with respect to the Special Fund Partnership, and the Special Fund Partnership and Baidu, Inc. with respect to the Baidu Fund Partnership, as at the Initial Closing Date

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Management Company”

(Ningbo Meishan Bonded Port Area Baixing Investment Management Co., Ltd.) (subject to the approval by the administrative authority of industry and commerce), a company to be established under the laws of the PRC with limited liability, which will be owned as to 40% by CLIC indirectly through its wholly-owned subsidiaries and as to 60% by Baidu, Inc. indirectly through its wholly-owned subsidiaries

“Manager”

the entity that provides day-to-day operation and management services to a partnership, being an independent third party with respect to the Special Fund Partnership, and the Management Company with respect to the Baidu Fund Partnership

“PRC”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

“RMB”	Renminbi, the lawful currency of the PRC

“Special Fund Partnership”	a limited partnership to be established under the laws of the PRC

“Special Fund Partnership Agreement”	the partnership agreement of the Special Fund Partnership to be entered into by the Company, as the limited partner, with Fund GP, as the general partner

“subsidiary(ies)”	has the meaning given to it under the Listing Rules

Commission File Number 001-31914

“Supplemental Agreement”	the supplemental agreement to the Special Fund Partnership Agreement to be entered into by the Company with Fund GP

“Transaction”	the formation of the Baidu Fund Partnership by the Company through the Special Fund Partnership, with Baidu, Inc. and Fund GP

“UGP”	a company to be established under the laws of the PRC with limited liability, which will be a wholly-owned subsidiary of the Management Company

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 24 August 2017

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Wang Sidong, Liu Huimin, Yin Zhaojun
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie